SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36070

Multi-Class ETF Fund Exemptive Relief under the Investment Company Act of 1940

March 25, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of applications under section 6(c) of the Investment Company Act of 1940 ("Act"), each for an exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

Summary of the Applications: In each case, the Applicants listed in the relevant paragraph below request an order ("Order") that would permit a registered open-end management investment company to offer one class of exchange-traded shares that operates as an exchange-traded fund (an "ETF Class," and such shares, "ETF Shares") and one or more classes of shares that are not exchange-traded (each such class, a "Mutual Fund Class," and such shares, "Mutual Fund Shares," and each such fund, a "Multi-Class ETF Fund"). Each Order would provide Multi-Class ETF Funds with two broad categories of relief: (i) the relief necessary to permit standard exchange-traded fund ("ETF") operations consistent with Rule 6c-11 under the Act ("ETF Operational Relief") and (ii) the relief necessary for a fund to offer an ETF Class and one or more Mutual Fund Classes ("ETF Class Relief").

Hearing or Notification of Hearing: An order granting the relevant application referenced below will be issued unless the SEC orders a hearing on that application. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by email, if an email address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. The email should include the file number referenced below. Hearing requests should be received by the SEC by 5:30 p.m., Eastern time, on April 20, 2026, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: The relevant person listed under each application below, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, which may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

Advisors Series Trust, et al. [File No. 812-15841]

Applicants: Advisors Series Trust and Pzena Investment Management, LLC.

Filing Dates: The application was filed on June 27, 2025 and amended on October 14, 2025.

Addresses: Geoff Bauer, Pzena Investment Management, LLC, bauer@pzena.com; Michael W. Mundt, Esq., Stradley Ronon Stevens & Young, LLP, mmundt@stradley.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Axonic Funds, et al. [File No. 812-15934]

Applicants: Axonic Capital LLC and Axonic Funds.

Filing Date: The application was filed on November 4, 2025.

Addresses: Stephen T. Cohen, Esq. and Adam T. Teufel, Esq., Dechert LLP, stephen.cohen@dechert.com and adam.teufel@dechert.com; Jeffrey Skinner, Esq., Kilpatrick Townsen & Stockton, LLP, JSkinner@ktslaw.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Cantor Select Portfolios Trust, et al. [File No. 812-15933]

Applicants: Cantor Select Portfolios Trust and Cantor Fitzgerald Investment Advisors, L.P.

Filing Date: The application was filed on November 4, 2025 and amended on March 13, 2026.

Addresses: Tanya L. Boyle, Esq. and Terrence O. Davis, Esq., DLA Piper LLP (US), tanya.boyle@us.dlapiper.com and terrence.davis@us.dlapiper.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Columbia Funds Series Trust, et al. [File No. 812-15804]

Applicants: Columbia Funds Series Trust, Columbia Funds Series Trust I, Columbia Funds Series Trust II, Columbia Acorn Trust, Columbia ETF Trust I, Columbia ETF Trust II and Columbia Management Investment Advisers, LLC.

Filing Dates: The application was filed on May 19, 2025 and amended on June 26, 2025, and October 24, 2025.

Addresses: Marc Zeitoun, Ryan C. Larrenaga, Esq. and Joseph D'Alessandro, Esq., 290 Congress Street, Boston, MA 02210; and Brian D. McCabe, Esq., Ropes & Gray LLP, Brian.McCabe@ropesgray.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, Trace W. Rakestraw, Senior Special Counsel.

Delaware Group Adviser Funds, et al. [File No. 812-15918]

Applicants: Delaware Group Adviser Funds, Delaware Group Cash Reserve, Delaware Group Equity Funds II, Delaware Group Equity Funds IV, Delaware Group Equity Funds V, Delaware Group Global & International Funds, Delaware Group Government Fund, Delaware Group Income Funds, Delaware Group Limited-Term Government Funds, Delaware Group State Tax-Free Income Trust, Delaware Group Tax Free Fund, Delaware Pooled Trust, Ivy Funds, Voyageur Insured Funds, Voyageur Mutual Funds, Voyageur Mutual Funds II, Voyageur Tax Free Funds, Macquarie ETF Trust, and Delaware Management Company.

Filing Date: The application was filed on October 16, 2025.

Addresses: David F. Connor, Esq., Macquarie Asset Management, 100 Independence, 610 Market Street, Philadelphia, PA 19106-2354; Bruce G. Leto, Esq. and Michael W. Mundt, Esq., Stradley Ronon Stevens & Young, LLP, BLeto@stradley.com and MMundt@stradley.com; and Sean Graber, Morgan, Lewis & Bockius LLP, sean.graber@morganlewis.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Diamond Hill Funds, et al. [File No. 812-15909]

Applicants: Diamond Hill Funds and Diamond Hill Capital Management, Inc.

Filing Dates: The application was filed on September 30, 2025 and amended on March 5, 2026.

<u>Addresses</u>: Thomas E. Line, Diamond Hill Funds, 325 John H. McConnell Boulevard, Suite 200, Columbus, OH 43215; Michael V. Wible, Esq., Thompson Hine LLP,

Michael.Wible@ThompsonHine.com.

<u>For Further Information Contact</u>: Laura L. Solomon, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Franklin Templeton ETF Trust, et al. [File No. 812-15588]

<u>Applicants</u>: Legg Mason Global Asset Management Trust, Legg Mason Partners Investment Trust, Franklin ETF Trust, Franklin Templeton ETF Trust, Franklin Alternative Strategies Funds, Franklin Mutual Series Funds, Franklin Value Investors Trust, Putnam California Tax Exempt Income Fund, Putnam Convertible Securities Fund, Putnam Diversified Income Trust, Putnam Asset Allocation Funds, Putnam ETF Trust, Putnam Funds Trust, Putnam Focused International Equity Fund, George Putnam Balanced Fund, Putnam Global Health Care Fund, Putnam Global Income Trust, Putnam High Yield Fund, Putnam Income Fund, Putnam International Equity Fund, Putnam Investment Funds, Putnam Large Cap Value Fund, Putnam Massachusetts Tax Exempt Income Fund, Putnam Minnesota Tax Exempt Income Fund, Putnam Mortgage Securities Fund, Putnam New Jersey Tax Exempt Income Fund, Putnam New York Tax Exempt Income Fund, Putnam Ohio Tax Exempt Income Fund, Putnam Pennsylvania Tax Exempt Income Fund, Putnam Sustainable Leaders Fund, Putnam Target Date Funds, Putnam Tax Exempt Income Fund, Putnam Tax-Free Income Trust, Franklin California Tax Free Trust, Franklin California Tax-Free Income Fund, Franklin Custodian Funds, Franklin Federal Tax-Free Income Fund, Franklin Fund Allocator Series, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin High Income Trust, Franklin Investors Securities Trust, Franklin Managed Trust, Franklin Municipal Securities Trust, Franklin New York

Tax-Free Income Fund, Franklin New York Tax Free Trust, Franklin Real Estate Securities Trust, Franklin Strategic Series, Franklin Tax-Free Trust, Institutional Fiduciary Trust, Templeton Developing Markets Trust, Templeton Funds, Templeton Global Investment Trust, Templeton Global Smaller Companies Fund, Templeton Growth Fund, Inc., Templeton Income Trust, Templeton Institutional Funds, Western Asset Funds, Inc., Legg Mason Partners Income Trust and Legg Mason Partners Institutional Trust, Franklin Templeton Fund Adviser, LLC, Franklin Advisers, Inc., Franklin Advisory Services, LLC, Franklin Templeton Investment Management Limited, Franklin Mutual Advisers, LLC, K2/D&S Management Co., L.L.C., Franklin Templeton Institutional, LLC, Franklin Templeton Investments Corp., Templeton Asset Management Ltd., Templeton Investment Counsel, LLC, Templeton Global Advisors Limited, Putnam Investment Management, LLC and ClearBridge Investments, LLC.

Filing Dates: The application was filed on June 13, 2024 and amended on July 24, 2025, and October 10, 2025.

Addresses: Alison E. Baur, Franklin Templeton Fund Adviser, LLC, One Franklin Parkway, San Mateo, CA 94403-1906; Bryan Chegwidden, Esq. and Adam M. Schlichtmann, Esq., Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York 10036.

For Further Information Contact: Christopher D. Carlson, Senior Counsel or Kaitlin C. Bottock, Assistant Chief Counsel.

Goldman Sachs Trust, et al. [File No. 812-15762]

Applicants: Goldman Sachs Trust, Goldman Sachs Trust II, Goldman Sachs ETF Trust, Goldman Sachs ETF Trust II, Goldman Sachs Asset Management, L.P.

Filing Dates: The application was filed on April 23, 2025 and amended on October 15, 2025.

Addresses: Robert Griffith, Esq., Goldman Sachs & Co. LLC, robert.griffith@gs.com; Stephen H.

Bier, Esq., and Allison M. Fumai, Esq., Dechert LLP, stephen.bier@dechert.com and

allison.fumai@dechert.com.

For Further Information Contact: Christopher D. Carlson, Senior Counsel, or Trace W. Rakestraw,

Senior Special Counsel.

Hotchkis and Wiley Funds, et al. [File No. 812-15686]

Applicants: Hotchkis and Wiley Funds and Hotchkis & Wiley Capital Management, LLC.

Filing Dates: The application was filed on January 7, 2025 and amended on April 23, 2025, July 28,

2025, July 29, 2025 and October 15, 2025.

Addresses: Anna Marie Lopez, Hotchkis & Wiley Capital Management, LLC,

anna.marie.lopez@hwcm.com; and Joseph M. Mannon, Esq., and Nathaniel Segal, Esq., Vedder

Price P.C., jmannon@vedderprice.com and nsegal@vedderprice.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, and Trace W. Rakestraw,

Senior Special Counsel.

Investment Managers Series Trust, et al. [File No. 812-15926]

Applicants: Investment Managers Series Trust and Euro Pacific Asset Management, LLC.

Filing Date: The application was filed on October 27, 2025.

Addresses: Diane Drake, Esq., Investment Managers Series Trust, 235 West Galena Street,

Milwaukee, WI 53212, diane.drake@mfac-ca.com; Laurie A. Dee, Morgan, Lewis & Bockius LLP,

laurie.dee@morganlewis.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Kaitlin C. Bottock, Assistant

Chief Counsel.

Litman Gregory Funds Trust, et al. [File No. 812-15914]

Applicants: IM Global Partner Fund Management, LLC and Litman Gregory Funds Trust.

Filing Date: The application was filed on October 8, 2025, and amended on March 17, 2026.

Addresses: David Hearth, Paul Hastings, LLP, 101 California Street, 48th Floor, San Francisco, CA 94111, davidhearth@paulhastings.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Madison Funds, et al. [File No. 812-15727]

Applicants: Madison Funds, Madison ETFs Trust, and Madison Asset Management, LLC.

Filing Dates: The application was filed on March 21, 2025, and amended on April 18, 2025, June 24, 2025, and October 31, 2025.

Addresses: Steve J. Fredricks, Esq., Madison Funds, Madison ETFs Trust, Madison Asset Management, LLC, 550 Science Drive, Madison, WI 53711; Pamela M. Krill, Esq., Godfrey & Kahn, S.C., pkrill@gklaw.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Mutual Fund Series Trust, et al. [File No. 812-15852]

Applicants: Mutual Fund Series Trust, Mutual Fund and Variable Insurance Trust, Catalyst Capital Advisors LLC, AlphaCentric Advisors LLC, and Rational Advisors, Inc.

Filing Dates: The application was filed on July 11, 2025 and amended on November 12, 2025 and March 19, 2026.

Addresses: Jennifer Bailey, Mutual Fund Series Trust, Mutual Fund and Variable Insurance Trust, 36 North New York Avenue, Huntington, NY 11743; Parker D. Bridgeport, Esq., Thompson Hine LLP, 41 S. High St., Seventeenth Floor, Columbus, Ohio 43215.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Kaitlin C. Bottock, Assistant

Chief Counsel.

Nationwide Mutual Funds, et al. [File No. 812-15920]

Applicants: Nationwide Mutual Funds and Nationwide Fund Advisors.

Filing Date: The application was filed on October 23, 2025.

Addresses: Stephen R. Rimes, Esq., Senior Vice president and Secretary of Nationwide Mutual Funds, One Nationwide Plaza, 1-18-102, Columbus, OH 43215; Prufesh Modhera, Esq., and Michael W. Mundt, Esq., Stradley Ronon Stevens & Young, LLP, pmodhera@stradley.com and mmundt@stradley.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Northern Funds, et al. [File No. 812-15573]

Applicants: Northern Funds and Northern Trust Investments, Inc.

Filing Dates: The application was filed on May 14, 2024 and amended on May 2, 2025, July 7, 2025, and October 17, 2025.

Addresses: Michael Mundt, Esq. and Sara Crovitz, Esq., Stradley Ronon Stevens & Young, LLP, mmundt@stradley.com and scrovitz@stradley.com; Jose J. Del Real, Esq., Northern Trust Investments, Inc., 50 South LaSalle Street, Chicago, Illinois 60603.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Palmer Square Funds Trust, et al. [File No. 812-15677]

Applicants: Palmer Square Funds Trust and Palmer Square Capital Management, LLC.

Filing Dates: The application was filed on December 19, 2024 and amended on April 22, 2025, July 24, 2025, and October 16, 2025.

Addresses: Scott Betz, c/o Palmer Square Capital Management, LLC, Scott@palmersquarecap.com; and Joseph M. Mannon and Nathaniel Segal, Vedder Price P.C., jmannon@vedderprice.com and nsegal@vedderprice.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

PGIM Investments LLC, et al. [File No. 812-15567]

Applicants: PGIM Investments LLC, The Prudential Investment Portfolios, Inc., Prudential Investment Portfolios 2, Prudential Investment Portfolios 3, Prudential Investment Portfolios 4, Prudential Investment Portfolios 5, Prudential Investment Portfolios 6, Prudential Investment Portfolios 7, Prudential Investment Portfolios 8, Prudential Investment Portfolios 9, Prudential Investment Portfolios, Inc. 10, Prudential Investment Portfolios 12, Prudential Investment Portfolios, Inc. 14, Prudential Investment Portfolios, Inc. 15, Prudential Investment Portfolios 16, Prudential Investment Portfolios, Inc. 17, Prudential Investment Portfolios 18, Prudential Global Total Return Fund, Inc., Prudential Jennison Blend Fund, Inc., Prudential Jennison Mid-Cap Growth Fund, Inc., Prudential Jennison Natural Resources Fund, Inc., Prudential Jennison Small Company Fund, Inc., Prudential National Muni Fund, Inc., Prudential Sector Funds, Inc., Prudential Short-Term Corporate Bond Fund, Inc., Prudential World Fund, Inc., and The Target Portfolio Trust.

Filing Dates: The application was filed on April 19, 2024 and amended on April 17, 2025, June 25, 2025, October 14, 2025, and March 12, 2026.

Addresses: Claudia DiGiacomo, Esq., Chief Legal Officer, PGIM Investments LLC, claudia.digiacomo@prudential.com; Jay Spinola, Esq., Willkie Farr & Gallagher LLP, jspinola@willkie.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Principal Funds, Inc., et al. [File No. 812-15592]

Applicants: Principal Funds, Inc., Principal Exchange-Traded Funds, and Principal Global Investors, LLC.

Filing Dates: The application was filed on June 20, 2024 and amended on April 30, 2025, June 27, 2025, October 9, 2025 and October 14, 2025.

Addresses: Adam U. Shaikh, Principal Funds, Inc., 711 High Street, Des Moines, Iowa 50392.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

RMB Investors Trust, et al. [File No. 812-15851]

Applicants: RMB Investors Trust and Curi Capital, LLC.

Filing Dates: The application was filed on July 11, 2025 and amended on October 17, 2025 and March 3, 2026.

Addresses: Christopher M. Graff, RMB Investors Trust and Curi Capital, LLC, One North Wacker Drive, Suite 3500, Chicago, Illinois 60606; Joseph M. Mannon and Mark A. Quade, Vedder Price P.C., jmannon@vedderprice.com and mquade@vedderprice.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Starboard Investment Trust, et al. [File No. 812-15927]

Applicants: Starboard Investment Trust and Deschutes Portfolio Strategy, LLC d/b/a Matisse Capital.

Filing Dates: The application was filed on October 27, 2025, and amended on March 13, 2026.

Addresses: Tracie Coop, Esq., Starboard Investment Trust, 116 South Franklin Street, Rocky Mount, NC 27804; Terrence Davis, Esq. and Tanya Boyle, Esq., DLA Piper LLP, terrence.davis@us.dlapiper.com and tanya.boyle@us.dlapiper.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

T. Rowe Price Associates, Inc., et al. [File No. 812-15613]

Applicants: T. Rowe Price Associates, Inc., T. Rowe Price Index Trust, Inc., T. Rowe Price Integrated Equity Funds, Inc., and T. Rowe Price Exchange-Traded Funds, Inc.

Filing Dates: The application was filed on August 14, 2024 and amended on April 11, 2025, June 20, 2025, October 14, 2025, and February 26, 2026.

Addresses: Sonia P. Kurian, Esq. and Leah Greenstein, T. Rowe Price Associates, Inc., Sonia.Kurian@troweprice.com and Leah.Greenstein@troweprice.com; Adam T. Teufel, Esq., Dechert LLP, adam.teufel@dechert.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Tidal Trust I, et al. [File No. 812-15643]

Applicants: Tidal Trust I, Tidal Trust II, Tidal Trust III, Tidal Trust IV, Tidal Trust V, and Tidal Investments LLC.

Filing Dates: The application was filed on October 16, 2024 and amended on April 24, 2025, June 25, 2025, and October 14, 2025.

Addresses: Michael Pellegrino, General Counsel, Tidal Investments LLC, 234 West Florida Street, Suite 203, Milwaukee, WI 53204; Domenick Pugliese, Sullivan & Worcester LLP, dpugliese@sullivanlaw.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Transamerica Funds, et al. [File No. 812-15898]

Applicants: Transamerica Funds and Transamerica Asset Management, Inc.

Filing Dates: The application was filed on September 15, 2025, and amended on October 17, 2025, and March 6, 2026.

Addresses: Dennis Gallagher, Esq. and James Goundrey, Esq., Transamerica Asset Management, Inc., dennis.gallagher@transamerica.com and james.goundrey@transamerica.com; Paul Raymond, Esq., Morgan Lewis & Bockius, LLP, paul.raymond@morganlewis.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.